UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324 109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324 109

1	Name of reporting persons George M. Marcus
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,814
	8	Shared voting power 21,162,001
	9	Sole dispositive power 8,814
	10	Shared dispositive power 21,162,001
11	Aggregate amount beneficially owned by each reporting person 21,170,815
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 57.1%*
14	Type of reporting person IN

*	Based on 37,072,155 shares of common stock outstanding as of March 10, 2015, as reported in the Issuer’s Prospectus Supplement filed on March 13, 2015.

CUSIP No. 566324 109

1	Name of reporting persons Ionian Investments Manager LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 21,162,001
	9	Sole dispositive power
	10	Shared dispositive power 21,162,001
11	Aggregate amount beneficially owned by each reporting person 21,162,001
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 57.1%*
14	Type of reporting person CO

*	Based on 37,072,155 shares of common stock outstanding as of March 10, 2015, as reported in the Prospectus Supplement filed on March 13, 2015.

CUSIP No. 566324 109

1	Name of reporting persons Phoenix Investments Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 21,162,001
	9	Sole dispositive power 0
	10	Shared dispositive power 21,162,001
11	Aggregate amount beneficially owned by each reporting person 21,162,001
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 57.1%*
14	Type of reporting person CO

*	Based on 37,072,155 shares of common stock outstanding as of March 10, 2015, as reported in the Prospectus Supplement filed on March 13, 2015.

SCHEDULE 13D

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of:

(i) George M. Marcus;

(ii) Ionian Investments Manager LLC (“Ionian”); and

(iii) Phoenix Investments Holdings LLC (“Phoenix”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of each of the Reporting Persons is 777 S. California Avenue, Palo Alto, California 94304.

(c) Mr. Marcus is a citizen of the United States. Mr. Marcus is a founder of the Issuer and has served as the chairman since its incorporation. Ionian Investments Manager LLC, a Delaware limited liability company, acts as the non-member manager of Phoenix. Phoenix Investments Holdings LLC, a Delaware limited liability company, is a holding company formed to hold certain of the Reporting Person’s MMI Common Stock.

(d) –(e) ) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Ionian or Phoenix has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i) George M. Marcus: 21,170,815 shares (57.1%)

(ii) Ionian: 21,162,001 shares (57.1%)

(iii) Phoenix: 21,162,001 shares (57.1%)

(b) The Reporting Persons have sole power to vote the following amounts of MMI Common Stock:

(i) George M. Marcus: 8,814 shares (0%)

(ii) Ionian: 0 (0%)

(iii) Phoenix: 0 (0%)

The Reporting Persons have sole power to direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 8,814 shares (0%)

(ii) Ionian: 0 (0%)

(iii) Phoenix: 0 (0%)

The Reporting Persons have shared power to vote the following amounts of MMI Common Stock:

(i) George M. Marcus: 21,162,001 shares (57.1%)

(ii) Ionian: 21,162,001 shares (57.1%)

(iii) Phoenix: 21,162,001 shares (57.1%)

The Reporting Persons have shared power to direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 21,162,001 shares (57.1%)

(ii) Ionian: 21,162,001 shares (57.1%)

(iii) Phoenix: 21,162,001 shares (57.1%)

(c) The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On February 3, 2015, Phoenix Investments Holdings LLC distributed 813,223 shares of MMI Common Stock on a pro rata basis to its members, of which Mr. Marcus received 800,000 shares of MMI Common Stock.

On February 10, 2015, Mr. Marcus gifted 800,000 shares of MMI Common Stock to his family charitable foundation, The Marcus Family Foundation.

On March 18, 2015, Phoenix Investments Holdings LLC and The Marcus Family Foundation sold 3,200,000 and 800,000 shares of MMI Common Stock, respectively, at a price per share of $31.9925 in an underwritten public offering pursuant to an Underwriting Agreement dated March 12, 2015. Phoenix Investments Holdings LLC also granted the underwriters an option to purchase an additional 600,000 shares of MMI Common Stock within 30 days of March 12, 2015.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit A:	Joint Filing Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2015

GEORGE M. MARCUS

/s/ George M. Marcus

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

SCHEDULE I

DIRECTORS (MANAGERS)

IONIAN INVESTMENTS MANAGER LLC

George M. Marcus is the sole manager.

PHOENIX INVESTMENTS HOLDINGS LLC

Ionian Investments Manager LLC is the sole manager.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: March 18, 2015

GEORGE M. MARCUS

/s/ George M. Marcus

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager